                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (AMENDMENT NO. _____)(1)

                          PARAGON HEALTH NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    698940103
                                 (CUSIP Number)

                   David N. Hansen, Mariner Health Group, Inc.
                    1881 Worcester Road, Framingham, MA 01701
                                 (860) 701-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698940103                    13D                    PAGE 2 OF 12 PAGES



                                  SCHEDULE 13D

   1      NAME OF REPORTING PERSON

               Mariner Health Group, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 06-1251310

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
                     OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware

                               7    SOLE VOTING POWER

                                    8,230,692 (acquisition of such shares is conditioned upon the occurrence of certain events specified in a Parent Stock Option Agreement dated April 13, 1998 and incorporated by reference as Exhibit 99.2 to this Schedule 13D)

          SHARES               8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   - 0 -
           EACH
        REPORTING              9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                     8,230,692 (acquisition of such shares is
                                    conditioned upon the occurrence of certain events specified in a Parent Stock Option
                                    Agreement dated April 13, 1998 and
                                    incorporated by reference as Exhibit 99.2 to this Schedule 13D)

                              10     SHARED DISPOSITIVE POWER

                                     -0-
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        8,230,692
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [x]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9% of the Issuer's currently outstanding stock and 16.6% after giving effect to the exercise of the option described herein

   14     TYPE OF REPORTING PERSON *

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 698940103                13D                      PAGE 3 OF 12 PAGES

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mariner Health Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.    SECURITY AND ISSUER.

       This statement on Schedule 13D relates to the Common Stock (the "Issuer Common Stock"), $.01 par value per share, of Paragon Health Network, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Ravinia Drive, Suite 1500, Atlanta, GA 30346.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Mariner Health Group, Inc., a Delaware corporation ("Mariner").

         (b) The address of the principal office and principal place of business of Mariner is 1881 Worcester Road, Framingham, MA 01701.

         (c) The principal business of Mariner is a provider of outcomes-oriented, post-acute healthcare services.

         (d) Set forth in Schedule I is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) name, principal business and address of any corporation or other organization in which such employment is conducted of each of Mariner's directors and executive officers as of the date hereof. Each such person listed on Schedule I is a citizen of the United States. No corporation or other person controls Mariner. During the past five years, neither Mariner nor, to Mariner's knowledge, any person named in
Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Mariner nor, to Mariner's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) See (d) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

         Pursuant to an Agreement and Plan of Merger dated as of April 13, 1998 (the "Merger Agreement") among Mariner, the Issuer and Paragon Acquisition Sub, Inc. ("Merger Sub"), and subject to the conditions set forth therein (including approval by stockholders of Mariner and the Issuer and state and Federal regulatory approvals), Merger Sub will be merged with and into Mariner in accordance with the Merger Agreement (the "Merger"). At the effective time of the

CUSIP NO. 698940103                 13D                      PAGE 4 OF 12 PAGES

Merger (the "Effective Time"), Mariner shall become a wholly owned subsidiary of the Issuer and each share of Mariner Common Stock, $.01 par value per share ("Mariner Common Stock"), will be converted into the right to receive one (1) share (the "Exchange Ratio") of Issuer's common stock, $.01 par value per share ("Issuer Common Stock"). The description of the Merger and the Merger Agreement contained in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this
Schedule 13D and incorporated herein by reference.

       This statement on Schedule 13D relates to an option granted to Mariner by the Issuer to purchase shares of Issuer Common Stock upon the occurrence of certain events as described in Item 4 below and a voting agreement between Mariner and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below.

ITEM 4.    PURPOSE OF TRANSACTION.

         (a) - (b) As described more fully in Item 3 above, this statement on
Schedule 13D relates to the Merger of Merger Sub with and into Mariner, with Mariner becoming a wholly owned subsidiary of the Issuer. In addition, the Issuer will assume certain of Mariner's stock plans, stock option agreements and all warrants outstanding as of the effective time of the Merger (the "Effective Time"). All stock options issued under Mariner's 1992 Stock Option Plan and 1994 Stock Plan, whether or not vested, will be cancelled in exchange for a cash payment.

         The Merger Agreement contains customary representations and warranties on the part of Mariner, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Mariner and the Issuer and various state and Federal regulatory agencies. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, a cash termination fee is required to be paid upon a termination of the Merger Agreement.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this
Schedule 13D and incorporated herein by reference.

         As an inducement to Mariner to enter into the Merger Agreement, Mariner and the Issuer entered into a Parent Stock Option Agreement, dated as of April 13, 1998 (the "Parent Stock Option Agreement"). The Parent Stock Option Agreement grants Mariner an irrevocable option (the "Option") to purchase, under certain conditions, up to approximately 8,230,692 shares of the Issuer at a purchase price of $19.75 per share, subject to adjustment in the event of changes in the Issuer's capitalization. Mariner may exercise the Option, in whole or in part, at any time and from time to time upon the occurrence of a "Purchase Event" occurring within twelve (12) months following a "Trigger Event." A "Purchase Event" means the consummation of any of the following: (i) any merger, consolidation, or other business combination involving the Issuer or its subsidiaries (other than mergers, consolidations or transfers solely between and among the Issuer and any wholly-owned subsidiary), or (ii) any acquisition, sale, lease, exchange, mortgage,

CUSIP NO. 698940103                     13D                 PAGE 5 OF 12 PAGES

pledge, transfer or other disposition of, or tender offer for, all or any substantial portion of the assets or capital stock of the Issuer or any of its material subsidiaries taken as a whole (each an "Issuer Acquisition Transaction"). A "Trigger Event" occurs in the event that:

                  (i) prior to obtaining Issuer stockholder approval, the Board of Directors of Issuer fails to make, withdraws or modifies in a manner adverse to Mariner its favorable recommendation of the Merger or shall have recommended or entered into a definitive agreement with respect to an Issuer Acquisition Transaction with a party other than Mariner or any of its affiliates and Mariner exercises its right to terminate the Merger Agreement;

                  (ii) prior to the Effective Time, Issuer receives a written offer with respect to an Issuer Acquisition Transaction with a party other than Mariner or its affiliates or such other party has commenced a tender offer which, in either case, the Board of Directors of Issuer determines in good faith is more favorable to Issuer's stockholders than the transactions contemplated by the Merger Agreement and Issuer exercises its right to terminate the Merger Agreement;

                  (iii) the Merger Agreement is terminated as a result of the failure of the Effective Time to occur on or before December 31, 1998, and at such date any person has made, or publicly has stated an intention to make, a proposal to effect an Issuer Acquisition Transaction; or

                  (iv) the Merger Agreement is terminated as a result of the failure of the Issuer to obtain stockholder approval and at such date any person has made, or publicly has stated an intention to make, a proposal to effect an Issuer Acquisition Transaction.

The option may not be exercised if: (i) Mariner is in material breach of its agreements or covenants contained in the Parent Stock Option Agreement or the Merger Agreement or (ii) a preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States is in effect.

         The Option will terminate upon the earliest of certain events, including consummation of the Merger, as set forth in the Parent Stock Option Agreement. If the Option becomes exercisable, the Issuer shall, at the request of Mariner, file a registration statement under the Securities Act of 1933, as amended, covering any shares issued and issuable pursuant to the Option and the Issuer shall use its best efforts to cause such registration statement to become effective and remain current.

         The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Parent Stock Option Agreement included as Exhibit
99.2 to this Schedule 13D and incorporated herein by reference.

         Also as an inducement to Mariner to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") have entered into

CUSIP NO. 698940103                13D                      PAGE 6 OF 12 PAGES

a Voting Agreement dated as of April 13, 1998 (the "Voting Agreement") with Mariner. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to vote those 17,777,778 shares of Issuer Common Stock over which they have voting control at any meeting of stockholders of Issuer called to vote upon the transactions contemplated by the Merger Agreement, and any other matters related thereto, including the issuance of shares of Issuer Common Stock in connection with the Merger and pursuant to the Merger Agreement (the "Paragon Share Issuance Proposal"), or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger, the Merger Agreement and the Paragon Share Issuance Proposal is sought (i) in favor of the Paragon Share Issuance Proposal and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and (ii) in opposition of (A) any merger agreement or merger, consolidation or other such combination or reorganization of Issuer other than pursuant to the Merger Agreement or (B) any action or agreement intended to impede, interfere or delay the Merger, the Merger Agreement or any of the transactions contemplated thereby. The Voting Agreement terminates upon the earlier of the Effective Time or the termination of the Merger Agreement. The name of each Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock beneficially owned or voted by such person as of April 13, 1998 is set forth in Schedule II hereto, which is hereby incorporated herein by reference. Mariner did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement.

         The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit
99.4 of this Schedule 13D and incorporated herein by reference.

         (c) Not applicable.

         (d) In accordance with the Merger Agreement, immediately following the Effective Time, the Issuer shall take, or cause to be taken, such action as may be required in order to appoint or cause to be elected two persons who are nominated by Mariner.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) The Issuer's Bylaws currently require the affirmative vote of two-thirds of the entire board of directors to approve certain matters, including mergers, consolidations, material acquisitions and dispositions of assets, and approval under Section 203(a) of the Delaware General Corporation Law. Pursuant to the Merger Agreement, the Issuer has agreed to amend its Bylaws as of the Effective Time to provide that such super majority approval shall not apply to any action taken or required to be taken by the board of directors in connection with any merger, consolidation or tender offer involving a third party in which the sole consideration is cash and following the consummation of which, direct control of the Issuer will no longer reside in a fluid public market. Furthermore, the Voting Agreement Stockholders have entered into an amendment to an agreement by and between themselves and the Issuer providing, inter alia for certain changes in the rights of the Voting Agreement Stockholders to nominate certain individuals for election to the Issuer's Board of Directors.

         (h) - (i) Other than as a result of the Merger described in Item 3 above, not applicable.

CUSIP NO. 698940103                  13D                    PAGE 7 OF 12 PAGES

         (j) Other than as described above, Mariner currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) - (b) If the Option becomes exercisable, Mariner will have the right to acquire 8,230,692 shares of Issuer Common Stock. If acquired, Mariner would have sole voting and dispositive power over such shares, and such shares would constitute approximately 19.9% of the issued and outstanding shares of the Issuer Common Stock as of April 13, 1998 and approximately 16.6% of the outstanding Issuer Common Stock after giving effect to the exercise of the Option.

         As described in Item 4 above, Mariner is a party to the Voting Agreement pursuant to which holders of 17,777,778 (representing approximately 44% of the outstanding Issuer Common Stock) shares of Issuer Common Stock have agreed to vote their shares in favor of the Paragon Share Issuance Proposal. Mariner does not hold a proxy or general voting discretion with respect to the shares held by the Voting Agreement Stockholders. Mariner expressly disclaims beneficial ownership of the Issuer Common Stock held by the Voting Agreement Stockholders and subject to the Voting Agreement, and nothing herein shall be deemed an admission by Mariner as to the beneficial ownership of such Issuer Common Stock.

         To Mariner's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I.

         (c) Neither Mariner, nor, to Mariner's knowledge, any person named in
Schedule I, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Other than as described herein, to Mariner's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 698940103                   13D                  PAGE 8 OF 12 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS



                     Exhibit No.                        Description
                     -----------                        -----------

                         99.1                           Agreement and Plan of Merger dated as of April 13,
                                                        1998, by and among Paragon Health Network, Inc.
                                                        and Mariner Health Group, Inc.  (Incorporated by
                                                        reference to Exhibit 2.1 to the Company's Current
                                                        Report on Form 8-K dated April 23, 1998).

                         99.2                           Parent Stock Option Agreement dated as of April
                                                        13, 1998, by and between Paragon Health Network,
                                                        Inc., and Mariner Health Group, Inc.
                                                        (Incorporated by reference to Exhibit 99.1 to the
                                                        Company's Current Report on Form 8-K dated April
                                                        23, 1998).

                         99.3                           Parent Voting Agreement dated as of April 13, 1998,
                                                        by and among Mariner Health Group, Inc., and certain
                                                        stockholders of Paragon Health Network, Inc.
                                                        (Incorporated by reference to Exhibit 99.3 to the
                                                        Company's Current Report on Form 8-K dated April 23,
                                                        1998).

CUSIP NO. 698940103                     13D                  PAGE 9 OF 12 PAGES

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April __, 1998                MARINER HEALTH GROUP, INC.



                                      ----------------------------------------
                                      By:      Arthur W. Stratton, Jr., M.D.
                                      Title:   Chairman, Chief Executive Officer
                                               and President

CUSIP NO. 698940103                     13D                PAGE 10 OF 12 PAGES

                                   SCHEDULE I


    Name and Residence or Business                                              Name and Address of any Corporation
    Address if different from that            Principal Occupation                   or Other Organization in
        listed in Column Three                   or Employment                     Which Employment is Conducted
        ----------------------                   -------------                     -----------------------------

    Dr. Arthur W. Stratton, Jr.      Chairman, Chief Executive Officer and    Mariner Health Group, Inc.
                                     President                                1881 Worcester Road
                                                                              Framingham, MA  01701

    David N. Hansen                  Executive Vice President, Chief          Mariner Health Group, Inc.
                                     Financial Officer and Treasurer          1881 Worcester Road
                                                                              Framingham, MA  01701

    Paul J. Diaz                     Executive Vice President and Chief       Mariner Health Group, Inc.
                                     Operating Officer                        1881 Worcester Road
                                                                              Framingham, MA  01701

    David C. Fries                   Chief Executive Officer                  Productivity Solutions, Inc.
                                                                              8400 Baymeadows Way, Suite 12
                                                                              Jacksonville, FL  32256

    Christopher Grant, Jr.           General Partner                          Salix Ventures, L.P.
                                                                              30 Burton Hills Blvd., Suite 370
                                                                              Nashville, TN  37215

    Samuel B. Kellett                President                                Samuel B. Kellett Investments
                                                                              1935 Garraux Road, N.W.
                                                                              Atlanta, GA  30327

    Stiles A. Kellett, Jr.           Chairman                                 Kellett Investment Corp.
                                                                              200 Galleria Parkway
                                                                              Suite 1800
                                                                              Atlanta, GA  30339

    John F. Robenalt                 Chief Executive Officer, Chief           Just Like Home, Inc.
                                     Operating Officer and President          Wildewood Professional Park
                                                                              3647 Cortez Road West
                                                                              Bradenton, FL  34210-3106

CUSIP NO. 698940103                  13D                   PAGE 11 OF 12 PAGES

                                   SCHEDULE II


                                           Number of Shares of Issuer
                                                   Common Stock
Individual                                      Beneficially Owned
----------                                      ------------------
Apollo Investment Fund III, L.P.                    13,100,370
Apollo UK Partners III, L.P.                           481,188
Apollo Overseas Partners III, L.P.                     786,033
Apollo Management, L.P.                              3,410,187(1)


(1) Represents shares that Apollo Management, L.P. has the right to vote pursuant to a Proxy and Voting Agreement dated as of November 4, 1997.

CUSIP NO. 698940103                  13D                   PAGE 12 OF 12 PAGES

                                  EXHIBIT INDEX




                     Exhibit No.                        Description
                     -----------                        -----------

                         99.1                           Agreement and Plan of Merger dated as of April 13,
                                                        1998, by and among Paragon Health Network, Inc.
                                                        and Mariner Health Group, Inc.  (Incorporated by
                                                        reference to Exhibit 2.1 to the Company's Current
                                                        Report on Form 8-K dated April 23, 1998).

                         99.2                           Parent Stock Option Agreement dated as of April
                                                        13, 1998, by and between Paragon Health Network,
                                                        Inc., and Mariner Health Group, Inc.
                                                        (Incorporated by reference to Exhibit 99.1 to the
                                                        Company's Current Report on Form 8-K dated April
                                                        23, 1998).

                         99.3                           Parent Voting Agreement dated as of April 13, 1998,
                                                        by and among Mariner Health Group, Inc., and certain
                                                        stockholders of Paragon Health Network, Inc.
                                                        (Incorporated by reference to Exhibit 99.3 to the
                                                        Company's Current Report on Form 8-K dated April 23,
                                                        1998).